UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2008
Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”) at the Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea at 10:00 AM on March 28, 2008.
The Meeting was held with a quorum present and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:
•	Agendum 1: the shareholders approved the Company’s balance sheets, income statements and Statements of Disposition of Accumulated Deficit (“2007/2006 financial results”) as of and for the years ended December 31, 2007 and 2006, each of which has been extracted and translated into English from the original Korean language financial statements audited in accordance with generally accepted auditing standards in Korea, or KGAAS, and prepared in accordance with generally accepted accounting principles in Korea, or KGAAP.

•	Agendum 2: the shareholders approved the appointment of 5 new directors, Messrs. Yoon Seok Kang, Kazuki Morishita and Yoshinori Kitamura (three of whom are inside directors) and Messrs. Luke Kang and Phillip Young Ho Kim (both of whom are independent directors).

•	Agendum 3: Retirement Benefits for Directors was not resolved.

•	Agendum 4: the shareholders approved the amount of KRW 1,400,000,000 as the maximum amount of compensation payable to directors as a group for fiscal year 2008.
Furthermore, the Company’s 2007 Annual Business Report was presented to the shareholders at the Meeting.
* The figures provided in this submission on Form 6-K relate only to Gravity Co., Ltd., and are not consolidated with those of its subsidiaries.
The Company expects to file the Company’s financial statements, including the notes thereto, which are prepared in the Korean language and audited in accordance with KGAAS and prepared in accordance with KGAAP, as of and for the years ended December 31, 2007 and 2006 (“2007/2006 audited financial statements”) with the Financial Supervisory Service of Korea as soon as practicable. The condensed English translation version of the 2007/2006 audited financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.
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Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
Email: jlee@gravity.co.kr
Telephone: +82-2-2132-7800
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 04/01/2008	By:	/s/ Jonathan J. Lee
		Name:	Jonathan J. Lee
		Title:	Chief Financial Officer and Investor Relations Officer

Exhibit Index

Exhibit No.	Description

99.1	Financial Results as of and for the Years ended December 31, 2007 and 2006

99.2	Appointment of New Directors

99.3	2007 Annual Business Report